UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Handspring, Inc.

(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.001 per share, under certain Handspring, Inc. option plans
(Title of Class of Securities)

410293104
(CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))

David Pine
Vice President, General Counsel and Secretary
Handspring, Inc.
189 Bernardo Avenue
Mountain View, California 94043
(650) 230-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert A. Freedman, Esq.
Andrew J. Schultheis, Esq.
FENWICK & WEST, LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

$172,258,472.92*	$15,847.78**

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 28,538,126 shares of common stock of Handspring, Inc. having an aggregate value of $172,258,472.92 as of April 18, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

**	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Handspring, Inc. (the "Company") with the Securities and Exchange Commission on April 18, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange all Company options for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO.

The revised Offer to Exchange is attached to this Amendment No. 1 as Exhibit (a)(1). In addition, the email message from Handspring Stock Administration to optionees, transmitting the revised Offer to Exchange is attached as Exhibit (a)(10) to this Amendment No. 1.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the revised Offer to Exchange (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

All references to the Offer to Exchange in this Schedule TO shall mean the Offer to Exchange as defined herein.

ITEM 12.  EXHIBITS.

Exhibit
Number	Description

(a)(1)	Offer to Exchange Dated May 6, 2002.

(a)(2)	Form of Election to Participate.*

(a)(3)	Form of Confirmation to Employees Electing to Participate in the Offer to Exchange.*

(a)(4)	Form of Notice of Withdrawal.*

(a)(5)	Announcement Made to Employees on April 18, 2002.*

(a)(6)	Other Employee Communications.*

(a)(7)	Slides Used in Presentations to Employees.*

(a)(8)	The Company’s annual report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended December 29, 2001, filed with the

Exhibit
Number	Description

Securities and Exchange Commission on February 12, 2002 (incorporated herein by reference).

(a)(10)	Email message from Handspring General Counsel to optionees, transmitting the revised Offer to Exchange.

(b)	Not applicable.

(d)(1)	The Company’s 1998 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (Commission File No. 333-33666))

(d)(2)	The Company’s 1999 Executive Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Company’s Registration Statement on Form S-1 (Commission File No. 333-33666))

(d)(3)	The Company’s 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with the Company’s Registration Statement on Form S-1 (Commission File No. 333-33666))

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

Date: May 6, 2002	HANDSPRING, INC.
	By:	/s/ David Pine David Pine Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange Dated May 6, 2002.

(a)(2)	Form of Election to Participate.*

(a)(3)	Form of Confirmation to Employees Electing to Participate in the Offer to Exchange.*

(a)(4)	Form of Notice of Withdrawal.*

(a)(5)	Announcement Made to Employees on April 18, 2002.*

(a)(6)	Other Employee Communications.*

(a)(7)	Slides Used in Presentations to Employees.*

(a)(8)	The Company’s annual report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended December 29, 2001, filed with the Securities and Exchange Commission on February 12, 2002 (incorporated herein by reference).

(a)(10)	Email message from Handspring General Counsel to optionees, transmitting the revised Offer to Exchange.

(b)	Not applicable.

(d)(1)	The Company’s 1998 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-33666)).

(d)(2)	The Company’s 1999 Executive Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-33666)).

(d)(3)	The Company’s 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-33666)).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.